December 30, 2017

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Registration Statement on Form F-1
           Filed December 4, 2017
           File No. 333-221899

Dear Mr. Zhou:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please revise the description of the escrow arrangement to clarify whether any funds will be promptly returned if the minimum offering amount is not sold. Refer to Exchange Act
       Rule 10b-9.

2.     Please revise to limit the prospectus cover to a single page. Refer to
Item 501(b) of
       Regulation S-K.
 Feng Zhou
FirstName LastNameFeng Zhou
China SXT Pharmaceuticals, Inc.
Comapany30, 2017
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Our Competitive Advantages, page 6

3. Please provide the basis for the statement that Suxuangtang is a well-known TCM brand in China and that the curative effects your products have been proven.

4. Please advise whether any additional permits or certificates are necessary to market your products throughout China. We note that you reference two regulatory bodies, Jiangsu
         Food and Drug Commission and the Chinese Food and Drug Commission. Please tell us how the regulatory authority of these entities apply to the Company.

5. Please balance the disclosure regarding the experience of your management team with disclosure that the CEO has relatively little industry experience. Prospectus Summary
Overview, page 6

6. We note your inclusion of a glossary on page 5 to define certain terms used throughout the prospectus. Please also define the TCMP concept in the Overview section as well as a brief description of the traditional Chinese medicine industry in China and the key differences from the regulated pharmaceutical industry.

7. Please provide the percentage of your total revenues that are attributable to Advanced
         TCMP, Fine TCMP and Regular TCMP and the number of products currently marketed in each category.

8. Please disclose the indications for which each for the products disclosed in the first paragraph are used and when you commercialized each product. Our Growth Strategies, page 7

9. We note your statement that you plan to promote the efficacy and safety profile of your established prescription Chinese medical products. Please clarify which of your products this statement relates, the entity that establishes the efficacy and safety profile of your products and any needed regulatory authority within China to state claims about the efficacy and safety of your products.

10. We note your statement that you are conducting clinical trials for new generic or modernized Chinese medicine products. Please clarify whether these products are
         TCMPs and if they are material to your Company please clarify the stage of clinical trials for each product. We note disclosure on page 57 that Chinese Traditional Medicine is not required to go through clinical trials before commercial launch. Please also clarify the reference to "modernized" Chinese medicine products.
 Feng Zhou
FirstName LastNameFeng Zhou
China SXT Pharmaceuticals, Inc.
Comapany30, 2017
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Implications of Our Being an "Emerging Growth Company", page 8

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our Corporate Structure, page 8

12. The charts on pages 8 and 46 do not match the chart on page F-7 with respect to the identification of the entities above and below the dotted line as either "On Shore" or "Off
         Shore." Please revise.
Risk Factors, page 13

13. Based on the disclosure on page F-19, it appears there are three customers that each accounted for more than 10% of your total sales. Please include appropriate risk factor disclosure regarding the concentration of you sales to a small number of customers.
Our pharmaceutical business is subject to inherent risks..., page 16

14. The risk factor refers to your pharmaceutical business and the risks that pharmacies are exposed to, which does not appear to apply to your business. Please revise the risk factor to reflect the business in which you are engaged, or advise. Enforceability of Civil Liabilities, page 32

15. We note your statements that you have been advised by your counsel with respect to certain British Virgin Islands and People's Republic of China law matters. Please tell us what consideration you gave to filing the written consent of your BVI and PRC counsel with respect to these statements as an exhibit to the registration statement. See
         Rule 436 under the Securities Act of 1933.
Use of Proceeds, page 33

16. Please specify the new drug candidates that you will research and develop with proceeds from the offering. Also disclose the stage of development you expect to reach using offering proceeds for each of the candidates you specify.

17. If any additional funds will be needed to accomplish the goals listed in the table, please revise this section to discuss the sources and amounts of those additional proceeds.
 Feng Zhou
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37

18. Please describe the Chinese hospital market that you refer to in the fifth paragraph and how your products are used in this market.
Industry, page 43

19. Please explain the differences between the pharmaceutical industry and TCMP industry in China. Please provide the basis for the growth rates associated with the TCMP industry.
The Future of Directly-Oral-TCMP and After-Soaking-Oral-TCMP Markets, page 43

20. We note your statement that Directly-Oral-TCMP and After-Soaking-Oral-TCMP have a strong probability of dominating the TCMP market in the coming years and potentially generating large profit for you. Please discuss the assumptions on which the statement is based and balance the disclosure with the potential competition you face in these markets. Alternatively, please delete the statement.
Business, page 44

21. Please identify the entity that awarded the Jiangsu Taizhou Famous Product award.
Our Corporate History and Structure, page 45

22. Please expand this section to discuss how your business evolved over the past five years.
         We note your disclosure on page 13 that you became principally engaged in offering your principal products only two years ago. Refer to Item 4 of Form F-1 and
Item 4.A.4 of
         Form 20-F.
Share Pledge Agreement, page 47

23. Please quantify the full amount of fees payable by Taizhou Suxuantang under the Share
         Pledge Agreement that will enable the termination of the agreement. Research and Development, page 51

24. Please specify the international manufacturing standards that you have adopted and jurisdictions in which you have applied for the patents referred to in the first paragraph.
Intellectual Property, page 53

25. For each patent application you have submitted, please disclose the type of patent protection you are seeking under the application (e.g., composition of matter, use or
 Feng Zhou
FirstName LastNameFeng Zhou
China SXT Pharmaceuticals, Inc.
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         process), and disclose the expected expiration date of such patent if granted.
Certificates and Permits, page 54

26. Please clarify whether the pharmaceutical manufacturing permit is the same as the
         Medicine Production Permit referenced on page 6.
Regulation, page 57

27. Please explain why the effects of TCMP products are impossible to be tested clinically and the basis for determining whether a product is safe and effective for its intended uses.

28. Please expand this section to discuss the price control laws and regulations noted on page
         17. In this regard, please disclose the products that are not found in the catalog of medications that are reimbursable under the PRC's social insurance program and quantify the portion of revenues attributable to these products. Management
Executive Officers, page 61

29. Please describe the business functions performed by Mr. Zhou as vice manager of
         Suxuantang. Also describe the business of this entity. If it is an affiliate of the registrant, so state. Please also expand to provide Mr. Zhou's principal occupation or employment for the past five years.
Plan of Distribution and Underwriting
Warrants, page 90

30. We note the statement that the warrants to be issued to the underwriter are registered as part of the Form F-1; however, the warrants do not appear to be registered in the fee table or noted on the prospectus cover page as underwriting compensation. Please revise the section or sections of your filing appropriately.
Signatures, page 100

31. It appears the officers signed the filing on behalf of the registrant, although the registrant's name does not appear. Please revise to clarify whether the registrant has signed the filing. Please also include the paragraph of text following the registrant's signature set forth in Form F-1, followed by the signatures of the persons listed in
         Instruction 1, in their individual capacities.
Consolidated Financial Statements, page F-3

32. We note your disclosures on pages 45, 51 and 52 regarding your focus on the research and development of new Advanced TCMP products, the substantial resources you devote
 Feng Zhou
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         to research and development of new products and your six products currently in the research and development stage. Given these disclosures, please tell us why you do not separately quantify research and development expenses on your income statement or discuss period over period changes in your MD&A. Additionally, quantify for us research and development expenses by product candidate for each period presented and tell us where such amounts are recorded in your consolidated financial statements.
1. Organization and Principal Activities
Restructuring and Share Issuance, page F-6

33. Please revise and clarify your disclosures that "Suxuantang was incorporated on June 9,
         2005, which was collectively controlled by Jianping Zhou, Jianbin Zhou and Xiufang
         Yuan. On May 8, 2017, the three shareholders transferred all shares to Suxuantang shareholders, who are family members of the three shareholders." This is not consistent with disclosures on the same page that "On July 4, 2017, we were incorporated in the
         British Virgin Islands by issuance of 10,300,000 common stocks at
0.001 par value to
         Ziqun Zhou, Di Zhou and Feng Zhou Management Limited, who together hold 100%
         shares of Suxuantang ("Suxuantang shareholders")."

34. Please revise your disclosures such that all of the business entities named are consistent throughout the filing. For example, the notes to the consolidated financial statements on page F-6 show Jiangsu Suxuantang Pharmaceutical Co., Ltd and Taizhou Suxantang
         Biotechnology Co. Ltd. whereas the diagram on page F-7 shows Jiangsu Su Xuan Tang
         Pharmaceutical Co., Ltd. and Taizhou Su Xuan Tang Biotechnology Co., Ltd.,
         respectively.

35. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
2. Summary of Significant Accounting Policies
Basis of Consolidation, page F-11

36. You disclose the various transactions involved in the Restructuring and Share Issuance on page F-6. Please provide us with the following information:
           We note each of these transactions occurred after March 31, 2017, the date of the most recent financial statements included in your filing. Tell us your basis, including reference to specific accounting literature, for assuming completion of each of these transactions and accounting for them retroactively as if they occurred on April 1,
            2015.
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Comapany30, 2017
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              Confirm whether the financial statements as presented include consolidation of
              Suxuantang, the VIE over which the company obtained control via the VIE
              Agreement entered into on October 13, 2017. If so, tell us your basis, including reference to specific accounting literature, for consolidating such VIE prior to the date of the VIE Agreement.
              Provide us a diagram illustrating your corporate structure prior to completion of the
              Restructuring and Share Issuance.


Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(h) Accounts Receivable, page F-12

37. You disclose that Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables and as a result of its review, no allowance for doubtful accounts was recorded for any period presented. Further, you disclose accounts receivable are due on demand. Please provide us with the following information supporting your determination that no allowance is necessary:
           Explain why day's sales outstanding (DSO) is calculated at 205 days and 190 days at
             March 31, 2017 and March 31, 2016 respectively, if not due to customers' inability to pay; and
           Provide us an aging of your accounts receivable separately for related parties and third parties for each period presented. Explain why you believe you will still collect on any significant past due receivables.
General

38. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Feng Zhou
China SXT Pharmaceuticals, Inc.
December 30, 2017
Page 8


       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

FirstName LastNameFeng Zhou                               Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.              Office of Healthcare
& Insurance
June 16, 2017 Page 8
cc: Joan Wu
FirstName LastName